CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASIN[illegible]
LOND[illegible]

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013


RECD S.E.C.
MAY 3 1 2002
1086

File No. 82-2337

May 31, 2002

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's (a) audited consolidated quarterly report for the fourth quarter of 2001 and (b) consolidated quarterly report for the first quarter of 2002.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Mitchell Raab

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

Quarter: 4 Year: 2001

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	711,853	100	737,350	100
2	**CURRENT ASSETS**	439,213	62	457,358	62
3	CASH AND SHORT-TERM INVESTMENTS	116,765	16	90,344	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	100,585	14	208,305	28
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	17,925	3	3,741	1
6	INVENTORIES	203,938	29	154,968	21
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	268,967	38	275,276	37
13	PROPERTY	356,223	50	352,572	48
14	MACHINERY AND INDUSTRIAL	333,539	47	350,860	48
15	OTHER EQUIPMENT	38,418	5	35,712	5
16	ACCUMULATED DEPRECIATION	492,992	69	487,691	66
17	CONSTRUCTION IN PROGRESS	33,779	5	23,823	3
18	**DEFERRED ASSETS (NET)**	3,673	1	4,716	1
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	358,267	100	373,757	
21	**CURRENT LIABILITIES**	287,986	80	293,563	79
22	SUPPLIERS	39,728	11	43,370	12
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	7,145	2	25,962	7
26	OTHER CURRENT LIABILITIES	241,113	67	224,231	60
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	70,281	20	75,052	20
32	**OTHER LIABILITIES**	0	0	5,142	1
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	353,586	100	363,593	
34	**MINORITY INTEREST**	552		751	
35	**MAJORITY INTEREST**	353,034	100	362,842	100
36	**CONTRIBUTED CAPITAL**	551,790	156	551,790	152
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	536,102	152	536,102	147
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(198,756)	(56)	(188,948)	(52)
42	RETAINED EARNINGS AND CAPITAL RESERVE	333,463	94	249,758	69
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(538,734)	(152)	(522,411)	(144)
45	NET INCOME FOR THE YEAR	6,515	2	83,705	23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2001
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**116,765**	**100**	**90,344**	**100**
46	CASH	15,655	13	1,132	1
47	SHORT-TERM	101,110	87	89,212	99
18	**DEFERRED ASSETS (NET)**	**3,673**	**100**	**4,716**	**100**
48	AMORTIZED OR REDEEMED	3,673	100	4,716	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**287,986**	**100**	**293,563**	**100**
52	FOREING CURRENCY	75,291	26	49,490	17
53	MEXICAN PESOS LIABILITIES	212,695	74	244,073	83
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**241,113**	**100**	**224,231**	**100**
57	OTHER CURRENT LIABILITIES WITH	138,189	57	113,851	51
58	OTHER CURRENT LIABILITIES WITHOUT	102,924	43	110,380	49
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	**DEFERRED LOANS**	**70,281**	**100**	**75,052**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	70,281	100	75,052	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**5,142**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	5,142	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(538,734)**	**100**	**(522,411)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(538,734)	(100)	(522,411)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER 4 YEAR 2001

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	151,227	163,795
73	PENSIONS FUND AND SENIORITY	70,201	63,870
74	EXECUTIVES (*)	21	22
75	EMPLOYERS (*)	341	324
76	WORKERS (*)	963	1,102
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	626,804	100	1,178,776	100
2	COST OF SALES	550,030	88	888,151	75
3	**GROSS INCOME**	76,774	12	290,625	25
4	OPERATING	58,374	9	73,868	6
5	**OPERATING INCOME**	18,400	3	216,757	18
6	TOTAL FINANCING	11,933	2	35,888	3
7	**INCOME AFTER FINANCING COST**	6,467	1	180,869	15
8	OTHER FINANCIAL OPERATIONS	(3,035)	0	6,162	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	9,502	2	174,707	15
10	RESERVE FOR TAXES AND WORKERS' SHARING	3,019	0	90,704	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	6,483	1	84,003	7
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	6,483	1	84,003	7
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	6,483	1	84,003	7
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	6,483	1	84,003	7
19	NET INCOME OF MINORITY INTEREST	(32)		298	0
20	**NET INCOME OF MAJORITY INTEREST**	6,515	1	83,705	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODEIEM QUARTER: 4 2001
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**626,804**	**100**	**1,178,776**	**100**
21	DOMESTIC	571,657	91	1,109,823	94
22	FOREIGN	55,147	9	68,953	6
23	TRANSLATED INTO DOLLARS (***)	5,743	1	6,711	1
6	**TOTAL FINANCING COST**	**11,933**	**100**	**35,888**	**100**
24	INTEREST PAID	20,564	172	51,882	145
25	EXCHANGE LOSSES	15,274	128	13,588	38
26	INTEREST EARNED	11,960	100	14,618	41
27	EXCHANGE PROFITS	14,184	119	14,504	40
28	GAIN DUE TO MONETARY	2,239	19	(460)	(1)
8	**OTHER FINANCIAL OPERATIONS**	**(3,035)**	**100**	**6,162**	**100**
29	OTHER NET EXPENSES (INCOME)	(3,035)	(100)	6,162	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,019**	**100**	**90,704**	**100**
32	INCOME TAX	7,908	262	60,415	67
33	DEFERED INCOME TAX	(5,896)	(195)	11,063	12
34	WORKERS' PROFIT SHARING	1,500	50	16,198	18
35	DEFERED WORKERS' PROFIT SHARING	(493)	(16)	3,028	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	652,703	1,215,272
37	NET INCOME OF THE YEAR	21,834	159,448
38	NET SALES (**)	626,804	1,178,776
39	OPERATION INCOME (**)	18,400	216,757
40	NET INCOME OF MAYORITY INTEREST(**)	6,515	83,705
41	NET CONSOLIDATED INCOME	6,483	84,003

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	6,483	84,003
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	20,868	39,343
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**27,351**	**123,346**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	26,425	(156,845)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**53,776**	**(33,499)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(27,355)**	**(25,856)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	26,421	(59,355)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	90,344	149,699
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	116,765	90,344

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 2001
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**20,868**	**39,343**
13	DEPRECIATION AND AMORTIZATION FOR THE	20,900	20,238
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	4,716
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(32)	14,389
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**26,425**	**(156,845)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	107,719	(8,631)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(48,970)	(1,773)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(14,184)	3,454
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(3,642)	(1,328)
22	+ (-) INCREASE (DECREASE) IN OTHER	(14,498)	(148,567)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(27,355)**	**(25,856)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(16,005)	(21,174)
36	(-) INCREASE IN CONSTRUCTIONS IN	(11,350)	(4,682)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 2001

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.03 %	7.13 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.85 %	23.07
3	NET INCOME TO TOTAL ASSETS (**)	0.91 %	11.39 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(34.54) %	0.55
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.88 times	1.60 times
7	NET SALES TO FIXED ASSETS (**)	2.33 times	4.28
8	INVENTORIES ROTATION (**)	2.70 times	5.73 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50 days	55 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.88 %	45.57 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.33 %	50.69
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.01 times	1.03 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.02 %	13.24
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.89 times	4.18 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.75 times	3.15 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.53 times	1.56 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.82 times	1.03 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.23 times	1.22 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.55 %	30.77 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	4.36 %	10.46 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.22 %	(13.31) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.62 times	(0.65) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.51 %	81.89

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 2.47	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 2.47	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 10.89		$ 11.19	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.01	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED

JUDGED INFORMATION ***Final Print***

s44: ACCORDING TO REQUEST TO LOG THE INITIAL ACCOUNTING RECORD BOOK OF BULLETIN D-4 IN THE INSUFFICIENCY ACCOUNT IN THE STOCKHOLDERS EQUITY RESTATEMENT, SAID ACCOUNTING RECORD BOOK INTEGRATION IS AS FOLLOWS:

INCOME TAX:	45,879
DEFERRED "P.T.U"	2,191
RESTATEMENT	7,518

	55,588

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2001**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

RULED INFORMATION **Previous Print**

SALES FOR 2001 WERE 626.8 MILLION PESOS, AS OF DECEMBER 2001, MEANING A REAL TERM DECREASE OF 46.8%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE DUE TO AN INCREASING OPENING OF THE ELECTRIC SECTOR IN PURCHASING ABROAD, WHICH MAKES IT MORE DIFFICULT AND COMPLICATED GETTING ORDERS, AS WELL AS THE DELAY IN THE BIDS FOR "COMISION FEDERAL DE ELECTRICIDAD" AND "COMPAÑÍA DE LUZ Y FUERZA DEL CENTRO".

FORTUNATELY, VERY IMPORTANT ORDERS WERE OBTAINED IN THE SECOND HALF OF THE YEAR FOR TRANSFORMERS FOR SEVERAL "PIDIREGAS", HENCE SUBSTANTIALLY INCREASING NEXT YEAR'S INVOICING.

THE YEAR'S OPERATING PROFIT WAS 18.4 MILLION PESOS, AS OF DECEMBER 2001, AND MEANT 2.9% OF SALES, AND IN THE YEAR 2000, IN PESOS OF DECEMBER 2001, THE AMOUNT WAS 216.8 MILLION AND MEANT 18.4% OF SALES, MEANING A 91.5% DECREASE IN REAL TERMS, MAINLY DUE TO A DECREASE IN THE SALES VOLUME AND ALSO A DECREASE IN PRICING, CAUSED BY THE VERY STRONG FOREIGN COMPETITION.

THE FINANCING INTEGRAL COST WAS 11.9 MILLION PESOS IN PESOS OF DECEMBER 2001, WHICH, COMPARED WITH 35.9 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2001, MEAN A 66.9% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE VALUE OF THE MEXICAN PESO, AGAINST THE U$ DOLLAR, DURING THE YEAR.

THE COMPANY ACKNOWLEDGED THE DEFERRED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET PROFIT WAS 6.5 MILLION PESOS, 92.2% LESS THAN IN THE PREVIOUS YEAR.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**

RULED INFORMATION **Final Print**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON THE LATEST DATE SUBMITTED IN THE FINANICAL STATEMENTS.

A. CASH AND CASH EQUIVALENT – THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES – INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET COST, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. REAL ESTATES, MACHINERY AND EQUIPMENT-ALL DOMESTIC REAL ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO THE APPLICATION TO ITS DECEMBER 1996 REPLACEMENT NET VALUE, DETERMINED BY INDEPENDENT EXPERTS, OR AT PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS – THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. MONETARY STANDING INCOME – IT REPRESENTS THE PROFIT OR LOSS DUE TO INFLATION OVER THE MONETARY ASSETS AND LIABILITIES AND ARE INCLUDED IN THE COMPLETE FINANCIAL COST.

F. TRANSACTIONS IN FOREIGN CURRENCY – TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATES ON THE DATE OF THEIR REALIZATION.
THE FOREIGN CURRENCY MONETARY ASSETS AND LIABILITIES BALANCES ARE EXPRESSED IN NATIONAL CURRENCY AT THE APPLICABLE EXCHANGE RATES IN FORCE ON THE DATE OF THE BALANCE SHEET.
THE DIFFERENCES CAUSED BY FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE REALIZATION DATES OF THE TRANSACTIONS AND THEIR SETTLE OR APPRAISAL UPON THE CLOSING OF THE BUSINESS YEAR ARE CHARGED TO THE FINANCING TOTAL COST.

G. LABOR OBLIGATIONS – BOTH THE NON-SYNDICATED PERSONNEL'S SENIORITY BONUSES AND THE RETIREMENT AND DEATH OR DISABILITY COSTS ARE HONORED DURING THE YEARS OF SERVICE OF THE PERSONNEL, ACCORDING TO ACTUARIAL CALCULATIONS.

ALL PAYMENTS BASED ON SENIORITY WORKERS MAY BE ENTITLED TO, IN CASE OF SEPARATION OR DEATH, ARE TRANSFERRED TO THE BUSINESS YEAR INCOME WHEN THEY ARE PAID.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

H. DEFERRED TAXES – AS OF 1 JANUARY 2000, THE COMPANY ADOPTED THE METHOD SET IN THE NEW D-4 BULLETIN "ACCOUNTING TREATMENT ON INCOME, ASSETS, AND WORKERS PROFIT SHARING TAXES" ISSUED BY THE MEXICAN PUBLIC ACCOUNTANTS INSTITUTE ("IMCP"), AS A RESULT OF THE ABOVEMENTIONED, THE COMPANY CHANGED FROM THE PARTIAL PASSIVE METHOD TO THE WHOLE ASSETS AND PASSIVE ONE, WHICH DETERMINES THE DEFERRED INCOME TAX, BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE FISCAL ACCOUNTING OF ASSETS AND LIABILITIES, ON THE DATE OF THE FINANCIAL STATEMENTS.

I. WHOLE EARNINGS – AS OF 31 JANUARY 2001, THE B-4 BULLETIN "WHOLE EARNINGS" WAS IN FORCE, REQUIRING THAT THE DIFFERENT CONCEPT OF THE EARNED CAPITAL (LOST) DURING THE BUSINESS YEAR, BE SHOWN IN THE STOCKHOLDERS INVESTMENT STATEMENT OF CHANGES, AS WHOLE EARNINGS, HENCE RESTRUCTURING SAME FOR THE PURPOSE OF COMPARING THE DIFFERENT ITEMS.

J. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED WHEN THE PRODUCT IS SHIPPED TO THE DIFFERENT DISTRIBUTORS AND/OR CUSTOMERS.

K. LONG TERM AND INTANGIBLE ASSETS – THE COMPANY PERIODICALLY APPRAISES THE LOSS CAUSED BY A DECREASE IN THE LONG TERM VALUE OF ASSETS. LONG TERM ASSETS ARE REVIEWED DUE TO A LOSS OF VALUE WHEN EITHER EVENTS OR CHANGES OF CIRCUMSTANCES SHOW THAT THE VALUE SHALL NOT BE RECOVERED.

BUSINESS CONCENTRATION – AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

PROPERTIES, PLANT AND EQUIPMENT. SEE ANNEX 4.

3.- STOCK EXCHANGE CREDITS.
THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 DECEMBER 2001.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 DECEMBER, 2001, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**

RULED INFORMATION **Final Print**

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(72,557)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,459)

LIABILITIES FOR BENEFITS FORECASTED	(78,016)
MINUS	
ASSETS OF THE PLAN	70,201
TRANSITION LIABILITIES	226
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	11,261

NET FORECASTED ASSETS	3,672

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 70,201, AS OF 31 DECEMBER, 2001 (IN THOUSANDS OF MEXICAN PESOS).

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**

RULED INFORMATION **Final Print**

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT (IN THOUSANDS OF MEXICAN PESOS)

	2001		2000	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	536,102	551,790	536,102	551,790
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	26,103	29,241	26,103	29,241
PROFIT IN PREVIOUS YEARS	236,793		156,616	
RESTATEMENT	67,429	304,222	63,901	220,517
PROFIT OF THE YEAR	6,182		80,177	
RESTATEMENT	333	6,515	3,528	83,705
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(538,734)		(522,411)
		353,034		362,842

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 DECEMBER, 2001.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**

RULED INFORMATION **Final Print**

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE – TEMPORARY DIFFERENCES – ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 31 DECEMBER, 2001, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS (IN THOUSANDS OF MEXICAN PESOS):

INVENTORIES	$ 122,831
REAL ESTATE, PLANT AND EQUIPMENT – NET	141,000
ADVANCES TO CUSTOMERS	(87,829)
RESERVES AND OTHERS	(3,537)
	172,465
INCOME TAX RATE	34%
DEFERRED INCOME TAX PAYABLE	58,638
DEFERRED PROFIT SHARING PAYABLE	2,191
TOTAL DEFERRED TAXES PAYABLE	$ 60,829

9.- EXTRAORDINARY ENTRIES.
THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 DECEMBER, 2001.

10.- DISCONTINUED OPERATIONS
AS OF 31 DECEMBER, 2001, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 DECEMBER, 2001.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	01	5,083	5,083	351.418	338.462	5,278
FEBRUARY		3,790	(1,294)	351.418	338.238	(1,334)
MARCH		7,903	4,114	351.418	340.381	4,247
APRIL		8,449	546	351.418	342.098	561
MAY		8,045	(405)	351.418	343.883	(415)
JUNE		9,905	1,860	351.418	343.694	1,902
JULY		11,677	1,772	351.418	342.801	1,817
AUGUST		11,159	(518)	351.418	344.832	(528)
SEPTEMBER		9,957	(1,457)	351.418	348.042	(1,471)
OCTOBER		6,892	(2,810)	351.418	349.615	(2,824)
NOVEMBER		4,992	(1,899)	351.418	350.932	(1,902)
DECEMBER		6,182	1,190	351.418	351.418	1,190

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY HOLDS STSOCK, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR STOCK EXCHANGE TRANSACTIONS.

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	PERCENTAGE HELD (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	29,499,908	99.61	29,385	183,767
TOTAL INVESTMENT IN SUBSIDIARIES				29,385	183,767
OTHER PERMANENT INVESTMENTS					0
TOTAL					183,767

NOTES

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,928	229	2,699	267,898	240,357	30,240
MACHINERY	84,777	40,206	44,571	248,762	192,740	100,593
TRANSPORT EQUIPMENT	10,265	3,356	6,909	3,528	2,985	7,452
OFFICE EQUIPMENT	1,643	389	1,254	2,199	1,610	1,843
COMPUTER EQUIPMENT	17,067	8,722	8,345	3,715	2,398	9,662
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**116,680**	**52,902**	**63,778**	**526,102**	**440,090**	**149,790**
NOT DEPRECIATION ASSETS						
GROUNDS	468	0	468	84,930	0	85,398
CONSTRUCTIONS IN PROCESS	33,779	0	33,779	0	0	33,779
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**34,247**	**0**	**34,247**	**84,930**	**0**	**119,177**
TOTAL	**150,927**	**52,902**	**98,025**	**611,032**	**440,090**	**268,967**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
PLIERS																
IOS			26,313	0	0	9,498	0	0	0	0	0	3,917	0	0	0	0
L SUPPLIERS			26,313	0	0	9,498	0	0	0	0	0	3,917	0	0	0	0
IOS			179,237	0	0	41,139	0	0	0	0	0	20,737	0	0	0	0
ER CURRENT LIABILITIES OTHER CREDITS			179,237	0	0	41,139	0	0	0	0	0	20,737	0	0	0	0
			205,550	0	0	50,637	0	0	0	0	0	24,654	0	0	0	0

TES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	5,743	53,824	0	0	53,824
OTHER	0	0	0	0	0
TOTAL	5,743	53,824			53,824
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	12,571	119,928	1,257	11,863	131,791
INVESTMENTS	2,144	20,600	0	0	20,600
OTHER	258	2,423	0	0	2,423
TOTAL	14,973	142,951	1,257	11,863	154,814
NET BALANCE	(9,230)	(89,127)	(1,257)	(11,863)	(100,990)
FOREING MONETARY POSITION					
TOTAL ASSETS	1,070	9,787	0	0	9,787
LIABILITIES POSITION	4,607	42,115	428	3,917	46,032
SHORT TERM LIABILITIES POSITION	4,607	42,115	428	3,917	46,032
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(3,537)	(32,328)	(428)	(3,917)	(36,245)

NOTES

TIPO DE CAMBIO UTILIZADO EN BALANZA DE DIVISAS 9.4699

TIPO DE CAMBIO UTILIZADO EN MONEDA EXTRANJERA 9.1415

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	294,162	254,223	39,939	0.55	(220)
FEBRUARY	290,390	232,454	57,936	0.07	(41)
MARCH	247,247	200,079	47,168	0.63	(297)
APRIL	269,765	206,961	62,804	0.50	(314)
MAY	283,958	213,134	70,824	0.23	(163)
JUNE	303,069	238,675	64,394	0.24	(155)
JULY	303,304	247,551	55,753	0.26	(145)
AUGUST	288,010	231,600	56,410	0.59	(333)
SEPTEMBER	274,496	222,351	52,145	0.93	(485)
OCTOBER	220,425	183,991	36,434	0.45	(164)
NOVEMBER	228,812	179,319	49,493	0.38	(188)
DECEMBER	241,025	193,258	47,767	0.14	(67)
ACTUALIZATION:	0	0	0	0.00	333
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(2,239)

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING TRANSFORMERS, MOTORS AND ELECTRICAL PROTECTION EQUIPMENT	100	40

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
Copper	NAL CONDUC ELECTRIC				7.89
STEEL	SERVILAMINAS SUMMIT				11.85
OIL	ACEITES PROD. Y SERV				1.31
FOUNDRY	FUNDIDO METALES INDL				2.77
INSOLATION	EHV WEIDMAN				2.30
OTHERS	VARIOS				16.10
		ACERO ELEC Y COMP	CONDUMEX INC	NO	22.28

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO	219	554,771 0 0	238 0 0	571,657	30.83	IEM	CFE,CLYF TELMEX,NACEL SELMEC,SIEMENS
TOTAL		554,771		571,657			

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO		0 0 0	4,023 0 0	55,147	USA	IEM	GENERAL ELECTRIC ROSEN, MARATHON NEMSCO,ROGERS
TOTAL				55,147			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 231,407

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 241,589

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	131,626
Number of Shares Outstanding at the Date of the NFEAR: (Units)	32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001	137,418
Number of shares Outstanding at the Date of the NFEAR (Units)	32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. FRANCISCO J. REED Y MARTIN DEL CAMPO
DIRECTOR GENERAL

C.P. RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT APRIL 29 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **25/04/2001** 11:07

GENERAL DATA OF ISSUER

FIRM NAME IEM, S.A. DE C.V.
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
AUTOMATIC: X
FAX: 53 10 0025
E-MAIL:
WEB SITE:

FISCAL DATA OF ISSUER

COMPANY "RFC" IEM8312144U6

ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION: CHAIRMAN OF THE BOARD
POSITION: CHAIRMAN OF THE BOARD
NAME: MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **fjreed@condumex.com.mx**

MSM POSITION: DIRECTOR GENERAL
POSITION: CHAIRMAN OF THE BOARD
NAME: MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **fjreed@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **25/04/2001** 11:07

MSM POSITION: **PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **COMPTROLLER GENERAL**
NAME: **MR.** FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **IEM ACCOUNTANT**
NAME: MR. DAVID CEDEÑO MORALES. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL

MSM POSITION: **HEAD OF THE LEGAL DEPARTMENT**
POSITION: **LEGAL GENERAL MANAGER**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **25/04/2001** 11:07

TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** **DATE: 29/04/2002 18:28**

IEM, S.A. DE C.V.

BOARD OF DIRECTORS

SERIES **A**

POSITION: **PRESIDENT**

DURATION: 01/01/2000 31/12/2000
NAME: MR. FRANCISCO J. REED Y MARTIN DEL CAMPO

POSITION: **REGULAR DIRECTOR(S)**

DURATION: 01/01/2000 31/12/2000
NAME: MR. QUINTIN BOTAS HERNANDEZ. CPA

DURATION: 01/01/2000 31/12/2000
NAME: MR. HUMBERTO GUTIERREZ-OLVERA ZUBIZARRETA. CPA

DURATION: 01/01/2000 31/12/2000
NAME: MR. FRANCISCO J. REED Y MARTIN DEL CAMPO

DURATION: 01/01/2000 31/12/2000
NAME: MR. ARMANDO RIMOLDI RENTERIA

DURATION: 01/01/2000 31/12/2000
NAME: MR. JAIME SETIEN RODRIGUEZ

POSITION: **DEPUTY DIRECTOR(S)**

DURATION: 01/01/2000 31/12/2000
NAME: MR. RAFAEL AGUADO GUTIERREZ. CPA

DURATION: 01/01/2000 31/12/2000
NAME: MR. GONZALO LIRA CORIA

DURATION: 01/01/2000 31/12/2000
NAME: MR. GUILLERMO MUÑOZ LARA

DURATION: 01/01/2000 31/12/2000
NAME: MR. ANTONIO SIERRA GUTIERREZ

DURATION: 01/01/2000 31/12/2000
NAME: MR. DANIEL TORRES LEON

POSITION: **REGULAR STATUTORY EXAMINER(S)**

DURATION: 01/01/2000 31/12/2000
NAME: MR. MANUEL ALATRISTE PEREZ PEÑA. CPA

POSITION: **DEPUTY STATUTORY EXAMINER(S)**

DURATION: 01/01/2000 31/12/2000
NAME: MRS. ARIADNA MUÑIZ PATIÑO. CPA

POSITION: **REGULAR SECRETARY**

DURATION: 01/01/2000 31/12/2000
NAME: MR. JOSE RAMON NEVAREZ JACQUES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM Quarter: 1 Year: 2002

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	739,011	100	695,145	100
2	**CURRENT ASSETS**	474,345	64	409,115	59
3	CASH AND SHORT-TERM INVESTMENTS	113,375	15	97,601	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	156,219	21	168,125	24
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,719	3	8,989	1
6	INVENTORIES	182,032	25	134,400	19
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	258,830	35	278,787	40
13	PROPERTY	359,357	49	356,057	51
14	MACHINERY AND INDUSTRIAL	330,183	45	348,444	50
15	OTHER EQUIPMENT	30,490	4	36,100	5
16	ACCUMULATED DEPRECIATION	495,786	67	493,980	71
17	CONSTRUCTION IN PROGRESS	34,586	5	32,166	5
18	**DEFERRED ASSETS (NET)**	5,836	1	7,243	1
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	383,661	100	315,820	
21	**CURRENT LIABILITIES**	321,156	84	233,248	74
22	SUPPLIERS	28,560	7	24,911	8
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	6,064	2	8,623	3
26	OTHER CURRENT LIABILITIES	286,532	75	199,714	63
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	62,505	16	77,424	25
32	**OTHER LIABILITIES**	0	0	5,148	2
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	355,350	100	379,325	
34	**MINORITY INTEREST**	553		751	
35	**MAJORITY INTEREST**	354,797	100	378,574	100
36	**CONTRIBUTED CAPITAL**	558,632	157	558,632	147
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	542,944	153	542,944	143
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(203,835)	(57)	(180,058)	(47)
42	RETAINED EARNINGS AND CAPITAL RESERVE	337,599	95	337,586	89
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(541,944)	(153)	(525,926)	(139)
45	NET INCOME FOR THE YEAR	510	0	8,282	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	113,375	100	97,601	100
46	CASH	8,549	8	1,545	2
47	SHORT-TERM	104,826	92	96,056	98
18	**DEFERRED ASSETS (NET)**	5,836	100	7,243	100
48	AMORTIZED OR REDEEMED	5,836	100	7,243	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	321,156	100	233,248	100
52	FOREING CURRENCY	77,152	24	25,279	11
53	MEXICAN PESOS LIABILITIES	244,004	76	207,969	89
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	286,532	100	199,714	100
57	OTHER CURRENT LIABILITIES WITH	192,404	67	123,721	62
58	OTHER CURRENT LIABILITIES WITHOUT	94,128	33	75,993	38
27	**LONG-TERM LIABILITIES**	0	100	0	100
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	0	100	0	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COSTS		0	0	0
31	**DEFERRED LOANS**	62,505	100	77,424	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	62,505	100	77,424	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	0	100	5,148	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	5,148	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(541,944)	100	(525,926)	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(541,944)	(100)	(525,926)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	153,189	175,867
73	PENSIONS FUND AND SENIORITY	70,201	63,870
74	EXECUTIVES (*)	21	22
75	EMPLOYERS (*)	306	316
76	WORKERS (*)	891	971
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	181,871	100	204,255	100
2	COST OF SALES	164,937	91	171,722	84
3	**GROSS INCOME**	16,934	9	32,533	16
4	OPERATING	13,970	8	15,073	7
5	**OPERATING INCOME**	2,964	2	17,460	9
6	TOTAL FINANCING	1,286	1	2,806	1
7	**INCOME AFTER FINANCING COST**	1,678	1	14,654	7
8	OTHER FINANCIAL OPERATIONS	(781)	0	(2,430)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	2,459	1	17,084	8
10	RESERVE FOR TAXES AND WORKERS' SHARING	1,949	1	8,802	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	510	0	8,282	4
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	510	0	8,282	4
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	510	0	8,282	4
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR FROM CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	510	0	8,282	4
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	510		8,282	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODEIEM QUARTER: 1 2002
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**181,871**	**100**	**204,255**	**100**
21	DOMESTIC	173,324	95	182,102	89
22	FOREIGN	8,547	5	22,153	11
23	TRANSLATED INTO DOLLARS	936	1	2,284	1
6	**TOTAL FINANCING COST**	**1,286**	**100**	**2,806**	**100**
24	INTEREST PAID	3,715	289	6,218	222
25	EXCHANGE LOSSES	1,736	135	5,649	201
26	INTEREST EARNED	2,502	195	4,195	150
27	EXCHANGE PROFITS	1,866	145	5,252	187
28	GAIN DUE TO MONETARY	203	16	386	14
8	**OTHER FINANCIAL OPERATIONS**	**(781)**	**100**	**(2,430)**	**100**
29	OTHER NET EXPENSES (INCOME)	(781)	(100)	(2,430)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,949**	**100**	**8,802**	**100**
32	INCOME TAX	6,038	310	2,174	25
33	DEFERED INCOME TAX	(4,364)	(224)	4,940	56
34	WORKERS' PROFIT SHARING	1,559	80	0	0
35	DEFERED WORKERS' PROFIT SHARING	(1,284)	(66)	1,688	19

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	187,513	207,857
37	NET INCOME OF THE YEAR	17,202	(17,821)
38	NET SALES (**)	612,191	1,062,583
39	OPERATION INCOME (**)	4,129	171,422
40	NET INCOME OF MAYORITY INTEREST(**)	(1,186)	61,976
41	NET CONSOLIDATED INCOME	(1,186)	62,265

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	510	8,282
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	4,777	5,326
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	5,287	13,608
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	2,270	1,557
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	7,557	15,165
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	8,217	(9,025)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	15,774	6,140
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	97,601	91,461
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	113,375	97,601

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**4,777**	**5,326**
13	DEPRECIATION AND AMORTIZATION FOR THE	4,777	5,326
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**2,270**	**1,557**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(54,386)	42,756
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	24,435	22,483
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(4,572)	(5,202)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(11,661)	(18,994)
22	+ (-) INCREASE (DECREASE) IN OTHER	48,454	(39,486)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET		0
24	+ LONG-TERM BANK AND STOCK MARKET		0
25	+ DIVIDEND RECEIVED		0
26	+ OTHER FINANCING		0
27	(-) BANK FINANCING AMORTIZATION		0
28	(-) STOCK MARKET AMORTIZATION		0
29	(-) OTHER FINANCING AMORTIZATION		0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		0
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**8,217**	**(9,025)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	9,027	(675)
36	(-) INCREASE IN CONSTRUCTIONS IN	(810)	(8,350)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 2002

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.28	%	4.05	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(0.33)	%	16.37	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.16)	%	8.96	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(39.80)	%	(4.66)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.83	times	1.53	times
7	NET SALES TO FIXED ASSETS (**)	2.37	times	3.81	times
8	INVENTORIES ROTATION (**)	3.36	times	6.40	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	67	days	64	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.92	%	45.43	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.08	times	0.83	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	20.11	%	8.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.80	times	2.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.60	times	3.36	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.48	times	1.75	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.91	times	1.18	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.24	times	1.30	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	35.30	%	41.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.91	%	6.66	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.25	%	0.76	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.03	times	2.44	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	109.86	%	7.48	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.04		$ 1.91	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.04		$ 1.91	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 10.95		$ 11.68	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.01	times	0.01	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.01	times	0.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **IEM** QUARTER: **1** YEAR: **2002**
IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)
(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED
Final Print

SALES FOR 2001 WERE 626.8 MILLION PESOS, AS OF DECEMBER 2001, MEANING A REAL TERM DECREASE OF 46.8%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE DUE TO AN INCREASING OPENING OF THE ELECTRIC SECTOR IN PURCHASING ABROAD, WHICH MAKES IT MORE DIFFICULT AND COMPLICATED GETTING ORDERS, AS WELL AS THE DELAY IN THE BIDS FOR "COMISION FEDERAL DE ELECTRICIDAD" AND "COMPAÑÍA DE LUZ Y FUERZA DEL CENTRO".

FORTUNATELY, VERY IMPORTANT ORDERS WERE OBTAINED IN THE SECOND HALF OF THE YEAR FOR TRANSFORMERS FOR SEVERAL "PIDIREGAS", HENCE SUBSTANTIALLY INCREASING NEXT YEAR'S INVOICING.

THE YEAR'S OPERATING PROFIT WAS 18.4 MILLION PESOS, AS OF DECEMBER 2001, AND MEANT 2.9% OF SALES, AND IN THE YEAR 2000, IN PESOS OF DECEMBER 2001, THE AMOUNT WAS 216.8 MILLION AND MEANT 18.4% OF SALES, MEANING A 91.5% DECREASE IN REAL TERMS, MAINLY DUE TO A DECREASE IN THE SALES VOLUME AND ALSO A DECREASE IN PRICING, CAUSED BY THE VERY STRONG FOREIGN COMPETITION.

THE FINANCING INTEGRAL COST WAS 11.9 MILLION PESOS IN PESOS OF DECEMBER 2001, WHICH, COMPARED WITH 35.9 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2001, MEANING A 66.9% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE REVALUTION OF THE MEXICAN PESO, AGAINST THE U$ DOLLAR, DURING THE YEAR.

THE COMPANY ACKNOWLEDGED THE DEFERRED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET PROFIT WAS 6.5 MILLION PESOS, 92.2% LESS THAN IN THE PREVIOUS YEAR.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**
Final Print

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON THE LATEST DATE SUBMITTED IN THE FINANICAL STATEMENTS.

A. CASH AND CASH EQUIVALENT – THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES – INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET COST, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. REAL ESTATES, MACHINERY AND EQUIPMENT – ALL DOMESTIC REAL ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO THE APPLICATION TO ITS DECEMBER 1996 REPLACEMENT NET VALUE, DETERMINED BY INDEPENDENT EXPERTS, OR AT PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS – THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. MONETARY STANDING INCOME – IT REPRESENTS THE PROFIT OR LOSS DUE TO INFLATION OVER THE MONETARY ASSETS AND LIABILITIES AND ARE INCLUDED IN THE COMPLETE FINANCIAL COST.

F. TRANSACTIONS IN FOREIGN CURRENCY – TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATES ON THE DATE OF THEIR REALIZATION.
THE FOREIGN CURRENCY MONETARY ASSETS AND LIABILITIES BALANCES ARE EXPRESSED IN NATIONAL CURRENCY AT THE APPLICABLE EXCHANGE RATES IN FORCE ON THE DATE OF THE BALANCE SHEET.
THE DIFFERENCES CAUSED BY FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE REALIZATION DATES OF THE TRANSACTIONS AND THEIR SETTLE OR APPRAISAL UPON THE CLOSING OF THE BUSINESS YEAR ARE CHARGED TO THE FINANCING TOTAL COST.

G. LABOR OBLIGATIONS – BOTH THE NON-SYNDICATED PERSONNEL'S SENIORITY BONUSES AND THE RETIREMENT AND DEATH OR DISABILITY COSTS ARE HONORED DURING THE YEARS OF SERVICE OF THE PERSONNEL, ACCORDING TO ACTUARIAL CALCULATIONS.

ALL PAYMENTS BASED ON SENIORITY WORKERS MAY BE ENTITLED TO, IN CASE OF SEPARATION OR DEATH, ARE TRANSFERRED TO THE BUSINESS YEAR INCOME WHEN THEY ARE PAID.

H. DEFERRED TAXES – AS OF 1 JANUARY 2000, THE COMPANY ADOPTED THE SET IN THE NEW D-4 BULLETIN "ACCOUNTING TREATMENT ON INCOME, ASSETS, AND WORKERS PROFIT SHARING TAXES" ISSUED BY THE MEXICAN PUBLIC ACCOUNTANTS INSTITUTE ("IMCP"), AS A RESULT OF THE ABOVEMENTIONED, THE COMPANY CHANGED FROM THE PARTIAL PASSIVE METHOD TO THE WHOLE ASSETS AND PASSIVE ONE, WHICH DETERMINES THE DEFERRED INCOME TAX. BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE FISCAL ACCOUNTING OF ASSETS AND LIABILITIES, ON THE DATE OF THE FINANCIAL STATEMENTS.

I. WHOLE EARNINGS – AS OF 31 JANUARY 2001, THE B-4 BULLETIN "WHOLE EARNINGS" WAS IN FORCE, REQUIRING THAT THE DIFFERENT CONCEPT OF THE EARNED CAPITAL (LOST) DURING THE BUSINESS YEAR, BE SHOWN IN THE STOCKHOLDERS INVESTMENT STATEMENT OF CHANGES, AS WHOLE EARNINGS, HENCE RESTRUCTURING SAME FOR THE PURPOSE OF COMPARING THE DIFFERENT ITEMS.

J. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED WHEN THE PRODUCT IS SHIPPED TO THE DIFFERENT DISTRIBUTORS AND/OR CUSTOMERS.

K. LONG TERM AND INTANGIBLE ASSETS – THE COMPANY PERIODICALLY APPRAISES THE LOSS CAUSED BY A DECREASE IN THE LONG TERM VALUE OF ASSETS. LONG TERM ASSETS ARE REVIEWED DUE TO A LOSS OF VALUE WHEN EITHER EVENTS OR CHANGES OF CIRCUMSTANCES SHOW THAT THE VALUE SHALL NOT BE RECOVERED.

BUSINESS CONCENTRATION – AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

PROPERTIES, PLANT AND EQUIPMENT. SEE ANNEX 4.

3.- STOCK EXCHANGE CREDITS.
THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2002.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 MARCH, 2000, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(72,557)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,459)
LIABILITIES FOR BENEFITS FORECASTED	(78,016)
MINUS	
ASSETS OF THE PLAN	70,201
TRANSITION LIABILITIES	226
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	11,261
NET FORECASTED ASSETS	3,672

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 70,201, AS OF 31 DECEMBER, 2001 (IN THOUSANDS OF MEXICAN PESOS).

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT (IN THOUSANDS OF MEXICAN PESOS).

	2002		2001	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	542,944	558,632	542,944	558,632
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	26,465	29,603	26,465	29,603
PROFIT IN PREVIOUS YEARS	236,793		223,588	
RESTATEMENT	71,203	307,996	84,395	307,983
PROFIT OF THE YEAR	510		7,924	
RESTATEMENT	0	510	358	8,282
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(541,944)		(525,926)
		354,797		378,574

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 MARCH, 2002.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE – TEMPORARY DIFFERENCES – ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 31 MARCH, 2001, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS (IN THOUSANDS OF MEXICAN PESOS):

INVENTORIES	$ 100,921
REAL ESTATE, PLANT AND EQUIPMENT – NET	129,784
ADVANCES TO CUSTOMERS	(76,336)
RESERVES AND OTHERS	3,571
	157,940
INCOME TAX RATE	35%
DEFERRED INCOME TAX PAYABLE	55,279
DEFERRED PROFIT SHARING PAYABLE	913
TOTAL DEFERRED TAXES PAYABLE	$ 51,962

9.- EXTRAORDINARY ENTRIES.
THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 MARCH, 2002.

10.- DISCONTINUED OPERATIONS
AS OF 31 MARCH, 2002, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 MARCH, 2002.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2

CONSOLIDATED
Final Print

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	02	(910)	(910)	355.780	354.662	(913)
FEBRUARY		(3,902)	(2,992)	355.780	354.434	(3,003)
MARCH		525	4,427	355.780	355.780	4,427
APRIL	01	8,449	546	355.780	342.098	568
MAY		8,045	(405)	355.780	343.883	(419)
JUNE		9,905	1,860	355.780	343.694	1,925
JULY		11,677	1,772	355.780	342.801	1,839
AUGUST		11,159	(518)	355.780	344.832	(534)
SEPTEMBER		9,957	(1,457)	355.780	348.042	(1,489)
OCTOBER		6,892	(2,810)	355.780	349.615	(2,860)
NOVEMBER		4,992	(1,899)	355.780	350.932	(1,925)
DECEMBER		6,182	1,190	355.780	351.418	1,205

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY HOLDS STSOCK, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR STOCK EXCHANGE TRANSACTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	PERCEN-TAGE HELD (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	29,499,908	99.61	29,385	183,767
TOTAL INVESTMENT IN SUBSIDIARIES				29,385	183,767
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					183,767

NOTES

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,928	232	2,696	270,283	243,565	29,414
MACHINERY	84,011	40,122	43,889	246,172	194,079	95,982
TRANSPORT EQUIPMENT	4,470	1,690	2,780	2,725	2,545	2,960
OFFICE EQUIPMENT	587	299	288	2,650	1,690	1,248
COMPUTER EQUIPMENT	16,492	9,111	7,381	3,566	2,453	8,494
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**108,488**	**51,454**	**57,034**	**525,396**	**444,332**	**138,098**
NOT DEPRECIATION ASSETS						
GROUNDS	467	0	467	85,679	0	86,146
CONSTRUCTIONS IN PROCESS	34,586	0	34,586	0	0	34,586
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**35,053**	**0**	**35,053**	**85,679**	**0**	**120,732**
TOTAL	**143,541**	**51,454**	**92,087**	**611,075**	**444,332**	**258,830**

NOTES

TOCK EXCHANGE CODE: IEM
M, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
PPLIERS																
RIOS			21,093	0	0	7,380	0	0	0	0	0	87	0	0	0	0
AL SUPPLIERS			21,093	0	0	7,380	0	0	0	0	0	87	0	0	0	0
RIOS		0.00	216,847	0	0	53,425	0	0	0	0	0	16,260	0	0	0	0
IER CURRENT LIABILITIES LOTHER CREDITS			216,847	0	0	53,425	0	0	0	0	0	16,260	0	0	0	0
			237,940	0	0	60,805	0	0	0	0	0	16,347	0	0	0	0

TES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 1 YEAR: **2002**

IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	936	8,526	0	0	8,526
OTHER	0	0	0	0	0
TOTAL	**936**	**8,526**			**8,526**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,097	28,231	475	4,335	32,566
INVESTMENTS	69	632	0	0	632
OTHER	62	558	0	0	558
TOTAL	**3,228**	**29,421**	**475**	**4,335**	**33,756**
NET BALANCE	**(2,292)**	**(20,895)**	**(475)**	**(4,335)**	**(25,230)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,584**	**14,296**	**0**	**0**	**14,296**
LIABILITIES POSITION	**6,345**	**57,266**	**10**	**87**	**57,353**
SHORT TERM LIABILITIES POSITION	6,345	57,266	10	87	57,353
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(4,761)**	**(42,970)**	**(10)**	**(87)**	**(43,057)**

NOTES

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	238,949	459,459	18,439	0.92	(170)
FEBRUARY	248,536	220,510	28,026	0.06	(17)
MARCH	245,236	232,192	13,044	0.38	(50)
ACTUALIZATION:	0	0	0	0.00	34
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(203)

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING TRANFORMERS, MOTORS, AND ELECTRICAL PROTECTION EQUIPMENT	100	60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **1** YEAR: **2002**
IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER	NAL CONDUC ELECTRIC				4.42
STEEL	SERVILAMINAS SUMMIT				8.92
OIL	ACEITES PROD. Y SERV				0.80
FOUNDRY	FUNDIDO METALES INDL				1.33
ISULATIONS	EHV WEIDMAN				1.47
OTHERS	VARIOS				10.35
		ACERO ELEC Y COMP	CONDUMEX INC	NO	19.64

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO	32	162,673 0 0	238 0 0	173,324	30.83	IEM	CFE,CLYF TELMEX,NACEL SELMEC,SIEMENS
TOTAL		162,673		173,324			

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI IEM | QUARTER: 1 | YEAR: 2002

RAZON SOCIAL: IEM, S.A. DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002**	137,418
Number of Shares Outstanding at the Date of the NFEAR: (Units)	32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	21,773
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	1,441
- NON-DEDUCTABLES	1,088
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	19,243
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	12,508

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2002	139,300
Number of shares Outstanding at the Date of the NFEAR (Units)	32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **1** YEAR: **2002**
IEM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. FRANCISCO J. REED Y MARTIN DEL CAMPO
DIRECTOR GENERAL

C.P. RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT APRIL 25 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 25/04/2001 11:07

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
	AUTOMATIC: X
FAX:	53 10 0025
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 0025
E-MAIL:	**raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	53 28 58 91
E-MAIL:	**fjreed@condumex.com.mx**

MSM POSITION:	DIRECTOR GENERAL
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	53 28 58 91
E-MAIL:	**fjreed@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: **25/04/2001** 11:07

MSM POSITION: **PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **IEM ACCOUNTANT**
NAME: MR. DAVID CEDEÑO MORALES. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL

MSM POSITION: **HEAD OF THE LEGAL DEPARTMENT**
POSITION: **LEGAL GENERAL MANAGER**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **25/04/2001** 11:07

TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL: ***raguado@condumex.com.mx***